

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 14, 2016

Eric Swanson, Esq.
Executive Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re:** **BATS Global Markets, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2015**
> **File No. 333-208565**

Dear Mr. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in the risk factor section on pages 21 and 43 regarding the technical failure during your prior IPO. Please revise your disclosure in the prospectus to discuss in greater detail the technical failure experienced on March 23, 2012 and discuss briefly any new policies, procedures or controls implemented for this offering in light of the technical problems experienced during your previously attempted IPO.

Prospectus Summary

Risk Factors, page 8

2.   Please revise to disclose that your principal investors due to their ability to elect the board of directors will control your policies and operations.

Risk Factors

We generate a significant percentage of our total revenues…, page 29

3.   Please identify the principal investor that accounted for 11%, 12%, and 10% of your total transaction fees during the nine months ended September 30, 2015 and the years 2014 and 2013, respectively or advise.

We may be required to assume ownership of a position in securities…, page 34

4.   To the extent applicable, please revise to discuss and quantify any recent material trading losses or liabilities.

We plan to list our security on our own market, BZX…, page 43

5.   Please revise the risk factor section to include a risk regarding your inexperience in listing corporate securities. We note your disclosure that your security will be the first corporate listing on BZX.

Dividend Policy, page 58

6.   Please disclose whether the company declared dividends for the fiscal year ended December 31, 2015. See Item 201(c) of Regulation S-K.

Selected Financial and Operating Data, page 61

7.   Please tell us whether you consider "net capture" and the ratios based on "net capture" to be non-GAAP financial measures and the basis for your conclusion. To the extent you determine that "net capture" is a non-GAAP financial measure, please explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Revenues, page 71

8.   Please disclose the approximate percentage of transaction fees that are attributable to each of your four national securities exchanges, BZX, BYX, EDGX and EDGA.

Liquidity and Capital Resources, page 119

9.   Please expand your liquidity disclosure to discuss the source of cash used to fund dividends paid in 2015 and 2014.

Lease and Contractual Obligations, page 124

10.   It does not appear that the long-term debt obligations disclosed in the table equal the principal amounts disclosed in the footnotes to the financial statements. Please clarify and/or revise your tabular disclosure of contractual obligations to include all of your long-term debt obligations. In addition, please disclose interest payments associated with the debt obligations either in a tabular or discussion format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

Consolidated Statements of Cash Flows, pages F-7 & F-46

11.   Please clarify and/or revise your filing to disclose the cash paid for interest for BATS Global Markets, Inc. as supplemental information on the consolidated statements of cash flows for the periods presented. Reference is made to ASC 230-10-50-2.

Notes to Consolidated Financial Statements

Note 3. Direct Edge Acquisition and Recapitalization, page F-15

12.   Please expand your disclosure to describe the specific type of liabilities assumed with regard to the Direct Edge Acquisition.

Note 17. Stock-Based Compensation, page F-30

13.   Please revise to disclose the number of stock options expected to vest as of the latest balance sheet date presented as required by ASC 718-10-50-2(e). In addition, your disclosure should consider the weighted average exercise price, weighted average remaining contractual term, and the aggregate intrinsic value.

14.   Please clarify how the aggregate intrinsic value of both stock options outstanding and stock options exercisable at December 31, 2014 are equivalent considering the differences in the weighted average exercise prices and number of shares.

BATS Global Markets, Inc and Subsidiaries, Unaudited Interim Financial Statements

(2) Acquisitions

Hotspot, page F-49

15.   Please tell us, and expand your disclosure to describe, the significant terms of your tax sharing liability related to the acquisition of Hotspot. In your response please tell us how you determined the liability should be accounted for at fair value and remarked to fair value on a periodic basis. Cite any relevant accounting literature in your response.

Direct Edge Holdings LLC and Subsidiaries, Audited Financial Statements

(14) Commitments, Contingencies and Guarantees, page F-84

16.   We note you recorded a $14 million liability related to a litigation settlement during the year ended December 31, 2013. We further note that settlement of this matter was not reached until January 12, 2015. Please explain to us how you determined it would be appropriate to record the liability related to this matter during calendar year 2013. In your response, explain to us how you determined the liability should be a component of the purchase price allocation for the 2014 acquisition of Direct Edge by BATS. Cite any relevant accounting literature in your response.

Exhibits

17.   Please file the loan agreements as exhibits that are discussed on page 68 of the registration statement. See Item 601 of Regulation S-K.

18.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings at (202) 551-6431 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Deanna L. Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP